SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. )

Filed by the Registrant |_| Filed by a Party other than the Registrant |X| Check the appropriate box: |X| Preliminary Proxy Statement |_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) | | Definitive Proxy Statement |_| Definitive Additional Materials |_| Soliciting Material Pursuant to ss. 240.14a-12

THE ALASKA AIR GROUP, Inc. ("the Company-AAG") (Name of
Registrant as Specified In Its Charter)

Stephen Nieman, Richard D. Foley, Robert C. Osborne MD and
Terry K. Dayton (Name of Persons Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box): |X| No fee required |_| Fee computed on table below per Exchange Act
Rules 14a-6(i)(4) and 0-11

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. 1) Amount Previously
Paid: 2) Form, Schedule or Registration Statement No.:

3) Filing Party:
4) Date Filed:

TABLE OF CONTENTS of THE CHALLENGERS' PRELIMINARY FORM OF
PROXY OF ALASKA AIR GROUP, INC. ("the Company-AAG")

I.  Preliminary Proxy Statement and Form of Proxy
II. Annual Meeting of Stockholders
III. Beginning of Challenger Remarks
IV. Expenses
V.  How We Plan to Solicit
VI. We Plan Full and Open Disclosure
VII. Voting
 a. What Am I Voting On?
 b. How Do I Cast My Vote Using The Challengers' Proxy Card?
 c. How Do I Cast My Vote Using The Company-AAG's Proxy Card?
 d. You May Vote In Person At The Meeting
 e. What If I Change My Mind After I Submit My Proxy?
VIII. INFORMATION ABOUT CHALLENGER NOMINEES
IX. PARTICIPANTS IN THE SOLICITATION
X.  PROPOSALS
 a. Proposal No. 1 Election Of Directors
 b. Further Matters
XI. SHAREHOLDER PROPOSALS (2 through 10)
XII. TWO SHAREHOLDER PROPOSALS THAT DID NOT APPEAR IN THE COMPANY-AAG'S PROXY STATEMENT BUT NEVERTHELESS WERE PROPOSED
 a. NEW ELECTION STANDARD: LIMITING ELECTIONEERING EXPENSES REGARDLESS WHO RUNS FOR THE BOARD (click on nemo04aagproposal.htm on www.votepal.com)
 b. TRUTH OR CONSEQUENCES WHEN BOARD IGNORES MAJORITY VOTES click on dayton04aagproposal.htm on www.votepal.com)
XIII. CONCLUDING REMARKS OF THE CHALLENGERS
XIV. PROXY CARD

I. PRELIMINARY PROXY STATEMENT AND FORM OF PROXY

SOLICITATION, VOTING AND REVOCATION OF PROXIES

Richard D. Foley, Stephen Nieman, Robert C. Osborne, MD and
Terry K. Dayton. (bold)THIS PROXY IS BEING SOLICITED ON BEHALF OF THE PARTICIPANTS AND NOT ON BEHALF OF THE COMPANY'S BOARD OF DIRECTORS(bold). The approximate date that we will make our Definitive Proxy Statement and Form of Proxy available to shareholders will be April ___, 2004. This proxy statement and form of proxy are preliminary copies.

II. ANNUAL MEETING OF STOCKHOLDERS Scheduled to be held at the William M. Allen Theater at The Museum of Flight, 9404 E. Marginal Way South, Seattle, Washington at 2 p.m. on May 18, 2004. For more details, please reference the Company-AAG's April ___, 2004 Definitive Proxy statement on page 4.

Note: Please reference in its entirety the Company-AAG's April
___, 2004 Definitive Proxy Statement (located at www.sec.gov).

III. BEGINNING OF THE CHALLENGERS' REMARKS

Greetings to all Alaska Air Group, Inc. (the Company-AAG") shareholders! If we may, allow us to introduce ourselves: We are Richard Foley, Steve Nieman, Dr. Robert Osborne and Terry Dayton. We are the CHALLENGERS for ELECTION to the board of directors of the Company-AAG. We are running against the INCUMBENTS nominated for re-election by the incumbent board. All four of us have consented to be named in the proxy materials. All four of us have agreed to accept nomination and to serve if elected. For more information on us, see VIII. INFORMATION ABOUT CHALLENGER NOMINEES and IX. PARTICIPANTS IN THE SOLICITATION.

The CHALLENGERS provide these proxy materials to enable you to exercise your right to vote for their election to the board of directors at the Company-AAG's 2004 Annual Shareholders
Meeting.

Shareholder rights, corporate democracy and corporate governance have become subjects of much debate. The U.S.
Securities and Exchange Commission ("S.E.C.") continues to review proxy rules pursuant to its first announcement on April
14, 2003 that it will "Review Current Proxy Rules and
Regulations to Improve Corporate Democracy." (See www.sec.gov).

We believe the existing systems can be confusing, complex and to some degree open to opposing legal interpretation. However, within the range of legal choices a company can make, we think there are choices that are optimal and help the shareholders to have a better understanding of complex subjects. Similarly, there are choices, we believe, that are less than optimal. In our opinion, we feel that wherever alternatives are legally equal, the path that optimizes shareholder understanding should be the one selected.

In the case of the Company-AAG, we see examples of what we think can be characterized as both types of choices. An example of an optimal choice can be found on page 46 of the Company-AAG's April ___, 2004 Definitive Proxy Statement under the heading OPPOSING SOLICITATION. This provides the shareholders important information about the CHALLENGERS. It properly names us and thereby, we think, infers that there are seven nominees to select from for the four seats up for election. However, we anticipate that the Company-AAG, as is its right, will choose to OMIT the names of the CHALLENGERS from the Company-AAG's proxy voting card. We believe that this choice will be less than optimal.

We think that once having informed the shareholders about the OPPOSING SOLICITATION and naming the individuals on that alternate slate, it would be more optimal for the shareholders to have been empowered to exercise their right to vote for, against or withhold from any combination of four of the eight had all eight appeared on the Company-AAG's proxy card.

Therefore, the CHALLENGERS, Richard D. Foley, Steve Nieman, Robert C. Osborne, MD and Terry K. Dayton are undertaking to provide you with this Proxy Statement and proxy card to enable you to vote on all the candidates who are running. In April 13 and April 16, 2004 letters to the Company-AAG, we asked the management to allow us to include the incumbent nominees on our proxy voting card, but they did not respond. Hence, with no objection forthcoming, we have included all candidates on our proxy card so that at least one ballot will have all nominees on it for shareholders to vote upon.

We believe that a fresh perspective is needed on the board of directors, and that management of the Company-AAG would benefit from electing the three CHALLENGER candidates.

IV. EXPENSES

The total amount to be spent directly or indirectly will not exceed $500 in aggregate. As of April 19, 2004, the CHALLENGERS have spent $200. Contrary to customary practice and regardless the outcome of the vote, we have chosen NOT TO SEEK REIMBURSEMENT FOR THIS SOLICITATION from the Company-AAG.

In many contests, if the CHALLENGERS win, they seek to have their expenses reimbursed by the Company-AAG, such as duplicative mailings, etc. In our view such a practice causes the shareholders to pay twice for essentially the same thing. We plan limited printing and mailing by the U.S. Post Office or any other carrier. Electronic mail ("email") will be used to communicate with and contact some of the shareholders of the Company-AAG, such as institutional holders.

We will consider accepting donations (if offered) to help cover costs of our proxy contest. All such donations will be properly reported. Because we don't anticipate receiving donations amounting to any significant sum, we do not plan that any donors would join us in this solicitation. We plan to file Definitive additional materials to disclose any information regarding additional participants (if any).

Last year, the management of the Company-AAG offered, as was within its right to do, to mail our proxy statement and proxy card to all the shareholders. As this would have been a second mailing and a repeated cost of approximately forty to fifty thousand dollars that the CHALLENGERS would have had to pay, we chose to decline.

We believe that a more democratic system is a better system. We think that shareholders should not be prevented from properly exercising their rights of ownership by a system that creates artificial barriers that ensures participation by only wealthy shareholders. We think that a proxy card, like any ballot in a democratic system, should contain the names of all qualified candidates. Further, like a regular election, the candidates should shoulder the costs of campaigning. This should apply for both incumbents and challengers.

V. HOW WE PLAN TO SOLICIT

The dedicated Internet web site www.votepal.com will be used for the purposes of conducting our solicitation. It will contain a downloadable/printable version of our Proxy Statement, Proxy Card and a Voting Instruction Form for 401(k) plan participants. The Proxy Card and Voting Instruction Form will not be available until we file a Definitive 14A with the S.E.C. The web site will provide email addresses, a telephone and fax number for shareholders to contact us. It will also reference the Company-AAG's proxy materials. For those who are unable to access the Internet at home or work, many public libraries offer free access to computers and the World Wide
Web. We will upon certified request mail our proxy materials to shareholders who have exhausted all feasible means of accessing the Internet. Requests can be mailed to Steve
Nieman, PO Box 602, Brush Prairie, WA 98606.

Presently over 90% of the Company-AAG's shares are held by institutional investors, therefore we expect to have little difficulty in contacting that percentage of the outstanding shares.

We may use a "telephone tree technique" to ask shareholders if they would be willing to contact two or three other shareholders to convince them to view our web site. It is our intention to lawfully maximize the use of Internet communication tools. We will make ourselves available to all media interested in our efforts and will strive to follow all legal requirements, regulations and guidelines.

For any proxy we receive, we will either email or postal mail a link to our proxy statement on www.votepal.com (and keep a record) to prove the shareholder has been furnished with our proxy statement.

VI. WE FAVOR OPEN AND FULL DISCLOSURE

One additional step we have taken this year is to make a Freedom of Information Act request ("FOIA") to the S.E.C. in an attempt to obtain relevant documents in regards to private filings management of the Company-AAG has made with the Commission since the challengers first ran for board seats last year.

We believe that the shareholders have the right to see all communications by the Company-AAG that is not competitively-sensitive in nature, such as management requests for no-action letters, expensive resources such as LexisNexis notwithstanding. We feel that FOIA request are one way that all shareholders can have more complete access to more information.

We believe that the more the system is transparent, the better return there will be on investment.

VII. VOTING

VII.a. What Am I Voting On?

You are being asked to vote for the election of the three CHALLENGERS and one board nominee as directors from the slate of seven, a Board proposal to approve the AAG Inc's 2004 long-term incentive equity plan, and ten stockholder proposals (proposals numbered 11 and 12 only appear in our Proxy Statement and not the Company-AAG's.)

VII.b. How Do I Cast My Vote Using The CHALLENGERS' Proxy
Card?

How common stock is possessed determines how it is voted. Employees of the Company-AAG can possess stock in three ways: as 401(k) plan participants; as beneficial owners; or as registered shareowners. In our proxy statement, this group will be referred to as ("employee stockholders"). Since much of our proxy statement will discuss how employee stockholders instruct the 401(k) Trustee(s) to vote voting instructions, this group will be referred to as ("401(k) employee stockholders"). Non-employees can possess stock only as beneficial or registered stockholders. This group will be referred to as ("outside stockholders.")]

From the Company-AAG's April ___, 2004 Definitive Proxy Statement, page 6) ...At the record date, 1,694,216 shares were held in the trust for participants. The Company's transfer agent, EquiServe, sent a proxy statement, an annual report and a voting instruction form to each participant who held shares through the Company's 401(k) plans at the record date. The trustee will vote the shares in accordance with instructions received from participants. The trustee will vote shares for which no instructions were received in the same proportion, for and against, as the shares for which instructions were received.

To allow sufficient time for voting by the trustee, your voting instructions for 401(k) plan shares must be received by 11:59 p.m. Eastern Time on May 13, 2004.

For both employee and outside stockholders, there is a Voter Control Number that can be obtained from either postal-mailed or emailed proxy materials from the Company-AAG or your banker or broker. This Voter Control Number is provided by either EquiServe, the transfer agent hired by the management of the Company-AAG, or by ADP Automatic Data Processing, Inc. ("ADP"). ADP is an intermediary information processing and mailing agent used by stock exchanges for shareholders who own shares through bankers or brokers.

Last year, we received guidance from the staff of the S.E.C. that the Commission would not object to all shareholders writing their Voter Control Number received from management of the Company-AAG, a banker, or a broker, on our proxy cards. The CHALLENGERS encourage you to download and print out as many copies of their proxy cards as you feel necessary for potentially sending to the Company-AAG, EquiServe, ADP, your banker or broker, and for your records. A reminder-- shareholders are entitled to only one vote per share, and the later-dated proxy, either by the CHALLENGER'S or the Company-AAG's, will count.

In order for outside stockholders to accurately identify themselves and enhance the potential that their proxy will be counted, they may voluntarily write in their control number(s) on our proxy card and send it to us either electronically, by fax or postal mail according to instructions published on www.votepal.com.

Please remember if you are downloading and transmitting one of our proxy cards--FILL IN THE NECESSARY INFORMATION TO
ACCURATELY IDENTIFY YOURSELF AND THE NUMBER OF SHARES YOU OWN
TO VOTE INCLUDING THE VOTER CONTROL NUMBER AND SIGN IT.

Primarily, we will be offering and collecting our proxy cards electronically. On www.votepal.com, we will provide a proxy card in pdf and text format that interested shareholders can view and transmit via a secure web page, or download, fill in, sign and mail to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.

For 401(k) employee stockholders, you will have to vote via EquiServe to complete the requirement that the Putnam Fiduciary Trust Company ("Putnam") and the Fidelity Institutional Retirement Services Company ("Fidelity") trustees be notified of your voting instructions. This must be completed before the May 13, 2004 11:59 Eastern Time deadline suggested by the Company-AAG. (See the Company-AAG's April ___, 2004 Definitive Proxy Statement on pages 5, 6 and 7 under the heading "You may vote in person at the meeting" and "How are shares voted that are held in a company 401(k) plan").

However, since we anticipate that our candidates will not be printed on the Company-AAG's proxy card, 401(k) employee stockholders will need to VOTE A PROPERLY AUTHORIZED VOTING INSTRUCTION FORM FROM THE COMPANY-AAG OR OURS THAT WILL BE AVAILABLE ON WWW.VOTEPAL.COM. WE ARE IN THE PROCESS OF ENDEAVORING TO OBTAIN THE APPLICABLE INFORMATION AND PROCEDURE FROM PUTNAM AND FIDELITY, WHICH ARE THE DESIGNATED TRUSTEES.]

VII.c. How Do I Cast My Vote Using The Company-AAG's Proxy
Card?

For 401(k) employee stockholders, you will have to vote via EquiServe to complete the requirement that the Putnam and Fidelity trustees be notified of your voting instructions. This must be completed before the May 13, 2004 11:59 Eastern Time deadline suggested by the Company-AAG. (See the Company-AAG's April ___, 2004 Definitive Proxy Statement on pages 5, 6 and 7 under the heading "You may vote in person at the meeting" and "How are shares voted that are held in a company 401(k) plan").

However, since we anticipate that our candidates will not be printed on the Company-AAG's proxy card, 401(k) employee stockholders will need to VOTE A PROPERLY AUTHORIZED VOTING INSTRUCTION FORM FROM THE COMPANY-AAG OR OURS THAT WILL BE AVAILABLE ON WWW.VOTEPAL.COM. WE ARE IN THE PROCESS OF ENDEAVORING TO OBTAIN THE APPLICABLE INFORMATION AND PROCEDURE] FROM PUTNAM AND FIDELITY, WHICH ARE THE DESIGNATED TRUSTEES.

Last year, Putnam agreed to permit the voting of voting instructions by plan participants for the CHALLENGER candidates.

For outside stockholders, with our anticipation that the four CHALLENGER candidates will not be listed on the Company AAG's proxy card, there will be no way for you to vote for us. You can use the Company-AAG's proxy card to vote your preferences for the shareholder proposals, except for proposals numbered 11 and 12 which appear only on the CHALLENGER'S proxy card, but not for the CHALLENGER candidates.

To enhance the potential that your proxy for the CHALLENGERS will be properly counted, we ask that you accurately identify yourselves by voluntarily writing in your voter control number(s) on our proxy card, and send it to us either electronically, by fax or postal mail according to instructions published on www.votepal.com.

GENERALLY ACCEPTED PRACTICE IS THAT THE MOST RECENTLY-DATED
LEGAL PROXY WILL BE THE ONE COUNTED.

VII.d. You May Vote In Person At The Meeting

We plan to have extra copies of our Proxy Statement and proxy card available for those shareholders at the shareholders meeting who have been unable to download copies of them. For employee and outside stockholders, if you hold your shares through a bank or broker, you must CONTACT THEM TO RECEIVE FROM THEM A LEGAL PROXY, and bring the legal proxy with you in order to vote at the meeting. You may call and request a legal proxy from your stockbroker, or download and print one at the Internet voting site to which your proxy materials direct you. However, these forms of proxy will not have the CHALLENGER'S names printed on them.

To enhance the probability that your vote will be counted for the CHALLENGES, you will need to voluntarily write in the Voter Control Number on our proxy card that we will supply you at the meeting, check the names of your selections for election, and/or mark your choices regarding the proposals, and deliver that completed proxy to the inspector of elections or his appointee(s) at the meeting.

Proxy rules do not allow 401(k) employee stockholders to vote their voting instructions at the shareholders meeting.

Some of the causes for this state of affairs regarding stockholders being able to vote for the CHALLENGERS (or not) is due to the choice we made not to do a regular mailing. HOWEVER, WE BELIEVE THAT ALL STOCKHOLDERS SHOULD BE ENTITLED TO THE LEAST COSTLY AND SIMPLEST METHOD OF OBTAINING A LEGAL FORM OF PROXY TO VOTE FOR THE CANDIDATES OF THEIR CHOICE. THE INTERNET IS ONE OF THOSE RESOURCES, WHICH WE ARE UTILIZING.

The law of Delaware, under which the Company-AAG is incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspectors of election can determine that it was authorized by the stockholder. (General Corporation Law of the State of Delaware, Section 212(c).)

In general there is some disagreement on whether electronically transmitted proxies are valid and lawful where a state of a "contested election" has been declared. The CHALLENGERS position on this is that we have no objection to electronic proxy voting. In the past, we have discussed this with management of the Company-AAG, and indicated our willingness to participate in developing a viable method to maximize the convenience for all stockholders to vote, and maximize the ease and accuracy of the tabulation of the proxy votes. Our position is that the determination of a contested election exists when the Company-AAG and the CHALLENGERS have filed accordingly with the S.E.C.

We understand that in the past the New York Stock Exchange did not agree with positions like ours. It maintains that challengers have to utilize ADP to do a mailing to all shareholders who hold their shares in street name through banks, brokers or other intermediaries. We can only view such a position as being wrong on two counts: We believe (1) that this decision should be made by the participants and the S.E.C.--not by intermediaries; and (2) to be forced to pay for an essentially duplicative mailing wastes time and resources.

VII.e. What If I Change My Mind After I Submit My Proxy?

If the CHALLENGER'S proxy card is signed with a voting direction indicated, the proxy will be voted according to the direction given. If no direction is given with respect to a proposal, the proxy will be voted as follows with respect to any such proposal (listed in the order of presentation and using the same numbering as the Company-AAG's proxy materials on page 40 for ease of comparison): (bold)AGAINST Proposal 2 and FOR Proposals 3 through 12 and FOR CHALLENGER director candidates
Richard D. Foley, Stephen Nieman, Robert C. Osborne MD and
Terry K. Dayton(bold).

Before the polls close at the meeting, you may revoke your proxy and change your vote by submitting a later-dated proxy. Before the day of the meeting, you may do this by contacting the CHALLANGERS via fax at (360) 666-6483, toll free phone call at 1-866-2-vote-us (1-866-286-8387) or email to
help@votepal.com.

Referencing the Company-AAG's proxy statement on page 7 under the heading "What if I change my mind after I submit my proxy?"

You may revoke your proxy and change your vote at any time
before the polls close at the meeting. You may do this by:

 voting again by telephone or on the Internet (your latest telephone or Internet proxy is counted);

 signing another proxy card with a later date; or

 voting again at the meeting. (If you hold your shares through a broker, you must bring a legal proxy in order to vote at the meeting.)

If you are a registered stockholder, you may obtain a new proxy card by contacting the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168; telephone 206-392-5567. If your shares are held by a broker or a bank, you may obtain a new voting instruction by contacting your broker or bank. If your shares are held by one of the Company's 401(k) retirement plans or employee stock purchase plans, you may obtain a new voting instruction by contacting the trustee of such plan. You may obtain information about how to contact the trustee from the Company's Corporate Secretary. If you sign and date the proxy card or voting instruction and submit it in accordance with the accompanying instructions and in a timely manner, your first proxy card or voting instructions will be revoked and your choices on the proxy card or voting instruction will be voted as you instruct.

VIII. INFORMATION ABOUT CHALLENGER NOMINEES

Mr. Richard De Wayne Foley, 57; retired 32-year railroad conductor and President of The Foley Group. Mr. Steve Nieman, 51; pilot for Horizon Air since 1978. Robert C. Osborne, M.D., 59; physician in private practice. Mr. Terry K. Dayton, 49, communications agent for Horizon Air since 1985. For more information, see IX. PARTICIPANTS IN THE SOLICITATION below.

Mr. Nieman and Mr. Foley became acquainted with each other through membership in CESJ, the Center for Economic and Social Justice, a non-profit organization advocating stakeholder ownership among other advocacies. In 2000, Mr. Nieman formed the non-profit Washington State corporation HACECA, Inc., which stands for the Horizon/Alaska Customer/Employee Co-Ownership Association . After Mr. Foley and Mr. Nieman became acquainted, Mr. Nieman asked Mr. Foley to join HACECA's board, which he agreed to. HACECA is a party in this solicitation.

Mr. Nieman traveled to Tucson, Arizona in March 2002. Mr. Foley introduced Mr. Nieman to Robert C. Osborne, MD during this visit. Sharing similar interests in worker ownership, these three men agreed to work to build a resource of information and assistance to promote responsible exercise of worker ownership shareholder rights. Under that premise, they formed OUR (Ownership Union), which was certified by the U.S. Dept. of Labor in June 2002. OUR is neither a party to, nor an associate in or participant in the solicitation.

In the fall of 2002 at the request of Mr. Nieman, Dr. Osborne and Mr. Foley agreed to accept nomination for election to the board of directors of the Company-AAG in 2003. They also agreed to accept nomination for election in 2004. Mr. Dayton agreed to join the slate in April, 2004 to round out the four-man slate to match the number of director seats available.

IX. PARTICIPANTS IN THE SOLICITATION

Richard D. Foley, Steve Nieman, Robert C. Osborne MD and Terry
K. Dayton are participants in the solicitation. Neither Mr.
Foley nor Dr. Osborne owns any of the Company-AAG's stock.

As of March 31, 2004, Mr. Nieman owns a total of 940 shares of the Company-AAG's stock. The following list below sets forth all purchases (Mr. Nieman has not sold any stock) of the Company-AAG's common stock since January 1, 2001:

1/1/01 thru 3/31/01--7 shares bought through the 401(k) 4/1/01 thru 6/30/01--5 shares [401(k)] 7/1/01 thru 9/30/01--9 shares
[401(k)] 10/1/01 thru 12/31/01--11 shares [401(k)] 1/1/02 thru
3/31/02--12 shares [401(k)] 4/1/02 thru 6/30/02--11 shares
[401(k)] 7/1/02 thru 9/30/02--16 shares [401(k)] 10/1/02 thru
12/31/02--30 shares--19 [401(k)] and 11 through the Company-AAG's Employee Stock Purchase Plan ("ESPP") 1/1/03 thru 3/31/03--32 shares--18 [401(k)] and 14 through the ESPP;
4/01/03 thru 3/31/04--95 shares [401(k)] and 58 shares through the ESPP.

As of March 31, 2004, Mr. Dayton owns a total of ____ shares of the Company-AAG's stock. The following list below sets forth all purchases (Mr. Dayton has not sold any stock) of the Company-AAG's common stock since January 1, 2001.

Neither Steve Nieman, Terry Dayton, Richard Foley or Dr. Osborne has any family relationship with any of the officers or directors of the Company-AAG, nor are they parties to, or in any way involved in any securities litigation involving the Company-AAG or any other registrant. None of them are promoters or control persons. None of them have been in involved in any bankruptcy petitions or proceedings. None of them have been involved in any type of transaction or any other type of business relationship with the Company-AAG, other than Mr. Nieman's employment as a pilot, and Mr. Dayton's employment as a communication's agent with Horizon Air. None of them have been involved in any solicitation of any registrant within the last five years, other than the 2003 solicitation at the AAG. None of them have received any payment or income, other than Mr. Nieman's within the normal course of his regular employment.

RICHARD DE WAYNE FOLEY
6040 N. Camino Arturo Tucson, AZ 85718 President & CEO. The
Foley Group ("TFG") November 1989 to present.

Principal business: Consulting; Shareholder services & computer mapping. TFG was incorporated in November 1989. Please note that TFG has no corporate involvement with any shareholder actions at the Company-AAG; nor are any of its officers, workers or associates in the Company-AAG. Mr. Foley and TFG own no shares of the Company-AAG either beneficially or in any other manner; nor do they have any business relationships, past, existing or contemplated with the AAG; nor any purchase or ownership, the voting of any proxies, or the withholding of any proxies of the Company-AAG's stock.

Founder of OUR (Ownership Union), and serves as Chairman. OUR is a registered federal labor union started in 2002. Address:
Box 602, Brush Prairie, WA 98606.

Mr. Foley has not been convicted in a criminal proceeding.

Note: Mr. Foley has agreed to endeavor to assist several worker shareholders of the Company-AAG, including Steve Nieman and Terry Dayton, in the exercise of their shareholder rights to make proposals, and to serve as a communication coordinator for these shareholders. In every instance of this assistance, the individual shareholder retained full control of the action of the exercise of their shareholder rights. In no case or instance has there been any contract or agreement wherein Mr. Foley would be paid or receive any compensation of any kind by or from any of these shareholders or any other parties. The limited proxy by these shareholders did not include any voting rights, and it was limited to assisting in the preparing and presentation of shareholder proposals to the Company-AAG, and follow up with any necessary revisions. With the exception of Mr. Nieman and Mr. Dayton, none of the other shareholders assisted by Mr. Foley are associated in any way with this contest or any solicitation of proxies for votes at the Company-AAG's 2004 annual meeting and election of directors.

STEVE NIEMAN
Pilot for Horizon Air since December 1978 Address: Horizon Air
8070 N.E. Air Trans Way Portland, OR 97218

Home Address: 15204 NE 181st Loop, Brush Prairie, WA 98606.
Phone: (360) 687-3187.

President of the Horizon/Alaska Customer/Employee Co-Ownership Association, a non-profit incorporated Aug. 2000 in Washington state--Address: Box 602, Brush Prairie, WA 98606. Founder of OUR (Ownership Union), which is a registered U.S. federal labor union started in 2002--Address: Box 602, Brush Prairie, WA 98606.

Mr. Nieman has not been convicted in a criminal proceeding.

Mr. Nieman is acquainted with many worker shareholders of the registrant. Mr. Nieman is associated with Dr. Osborne and Richard D. Foley in only non-profit organizations.

Steve Nieman is not a "significant employee" of the Company-
AAG as described in the S.E.C. regulations S-K.

ROBERT C. OSBORNE MD
Principle business: Osborne Anesthesia Services Address: 800
N. Swan Rd. Suite 114 Tucson, AZ 85711; Phone (520) 319-2093.

Dr. Osborne is 58 years old. He is a physician in private practice.

Founder of OUR (Ownership Union), and Secretary/Treasurer. OUR is a registered federal labor union started in 2002. Address:
Box 602, Brush Prairie, WA 98606.

Mr. Osborne has not been convicted in a criminal proceeding.

TERRY K. DAYTON
Communications agent for Horizon Air since 1985. Address:
Horizon Air 8070 N.E. Air Trans Way Portland, OR 97218

Home Address: 10510 E. 6th Avenue, Spokane Valley, WA 99206;
phone (509-922-2531).

Terry Dayton is 49 years old.

Member of the OUR (Ownership Union), which is a registered
U.S. federal labor union.

Mr. Dayton has not been convicted in a criminal proceeding.

Mr. Dayton is acquainted with many worker shareholders of the registrant.

Terry Dayton is not a "significant employee" of the Company-
AAG as described in the S.E.C. regulations S-K.

THE HORIZON/ALASKA CUSTOMER/EMPLOYEE CO-OWNERSHIP ASSOCIATION,
INC. ("HACECA")

HACECA was founded by Steve Nieman. It is a non-profit organization formed to promote better understanding and cooperation between employees, customers and shareholders. As a method of addressing the varied and sometimes conflicting interests of these groups, HACECA chose to define relationships between the three on a conceptual basis revolving around expanding ownership. In various writings at various times appearing on a number of pages on the HACECA web site www.eahop.org, arguments are presented advocating a restructuring of ownership designs of the Company-AAG through shifting ownership of the stock to the stakeholder tripartite instead of most of the stock being owned by large institutional entities. A more common term to which HACECA may be understood would be an ESOP or employee stock ownership plan, and CSOP, customer stock ownership plan. HACECA advocates a mutually-beneficial participation of the stakeholder tripartite in a more formulated and power-balanced structure of ownership. Thus, HACECA should be understood as an expression of a business philosophy, rather than as applying to a specific sale or offer to purchase the Company-AAG.

HACECA does not propose any specific sale of the Company-AAG.
HACECA owns no stock in the company. It has not contributed money or assistance to this solicitation.

HACECA has no family relationship with any of the officers or directors of the Company-AAG, nor is it a party to or in any way involved in any securities litigation involving the Company-AAG or any other registrant. It is not a promoter or control person. It has not been in involved in any bankruptcy petitions or proceedings. It has not been involved in any type of transaction or any other type of business relationship with the Company-AAG. It has not been involved in any solicitation of any registrant within the last five years. It has not received any payment or income from the Company-AAG except for $1,000 that Horizon Air donated to it in Nov. 2000. It is not an employee of the Company-AAG, nor has had any contractual relationship with the Company-AAG. It has never been a party to any legal action civil or criminal.

X. PROPOSALS

For additional information on the following proposals, we direct you to the Company-AAG's April ___, 2004 Definitive
Proxy Statement pages 39-60.

X.a. Proposal No. 1 Election Of Directors

The challenger candidates have consented to be named in this proxy, and to serve if elected. The challenger nominees are:

Mr. Richard De Wayne Foley; Mr. Stephen Nieman; Robert C.
Osborne, MD; Terry K. Dayton.

The AAG's Board of Director nominees are:

Mr. William S. Ayer; Mr. Dennis F. Madsen; Mr. R. Marc
Langland; and Mr. John V. Rindlaub.

In the election of directors, the four nominees who receive the highest number of FOR votes will be elected (see the Company-AAG's April ___, 2004 Def. Proxy Statement pg. 8.)

You may vote FOR or you may WITHHOLD authority to vote for each nominee for director.

X.b. Further Matters

Because they are privy to information regarding this solicitation that other shareholders are not, there might be some who feel it would be improper for Mr. Foley and Dr.
Osborne to buy stock. Therefore, they will wait until after the shareholders meeting to purchase shares.

We reference this because we believe it expresses the essence of the goal for why the proposals were made and the reason for our efforts to bring these proxy materials to the shareholders. We believe that the workers have not only their money invested in the Company-AAG, but also their lives. We believe that the adversarial relationship between workers and the management of the Company-AAG must be exchanged with one providing new flexibility through teaming with customers and outside stockholders to finally address the critical issue of controlling costs over the long term.

If part or all of the CHALLENGER slates is elected, we will occupy a minority of the board, and will have to convince the majority as to the viability of our plans.

IF THE CHALLENGERS ARE NOT ELECTED, they plan to continue to exercise their First Amendment rights of free speech regarding beliefs they hold. The CHALLENGERS support growing alliances between stockholders, workers and customers.

XI. SHAREHOLDER PROPOSALS

THE FULL DETAILS OF THE FOLLOWING SHAREHOLDER PROPOSALS CAN BE
FOUND IN THE COMPANY-AAG'S APRIL ___, 2004 DEFINITIVE PROXY
STATEMENT BEGINNING ON PAGE 39 AND RUNNING THROUGH PAGE 56.

In the election of directors, the four nominees who receive the highest number of FOR votes will be elected (see the Company-AAG's April ___, 2004 Definitive Proxy Statement pg.
8.)

PROPOSAL NO. 2 BOARD PROPOSAL TO APPROVE THE AAG, INC. 2004
LONG-TERM INCENTIVE EQUITY PLAN

PROPOSAL NO. 3 STOCKHOLDER PROPOSAL ON SIMPLE-MAJORITY VOTE--
RECOMMEND A VOTE FOR PROPOSAL 3. (Please click on chev04aagproposal.pdf to read a complete archive of this proposal on www.votepal.com).

PROPOSAL NO. 4 STOCKHOLDER PROPOSAL ON STOCKHOLDER RIGHTS
PLAN--RECOMMEND A VOTE FOR PROPOSAL 4. (Please click on woods04aagproposal.pdf to read a complete archive of this proposal on www.votepal.com).

PROPOSAL NO. 5 STOCKHOLDER PROPOSAL ON SHARES NOT VOTED NOT
COUNTED--RECOMMEND A VOTE FOR PROPOSAL 5. (Please click on richner04aagproposal.pdf to read a complete archive of this proposal on www.votepal.com).

PROPOSAL NO. 6 STOCKHOLDER PROPOSAL ON LEAD INDEPENDENT
DIRECTOR--RECOMMEND A VOTE FOR PROPOSAL 6. (Please click on davidge04aagproposal.pdf to read a complete archive of this proposal on www.votepal.com).

PROPOSAL NO. 7 STOCKHOLDER PROPOSAL ON AN INDEPENDENT BOARD
CHAIRMAN--RECOMMEND A VOTE FOR PROPOSAL 7. (Please click on furqueron04aagproposal.pdf to read a complete archive of this proposal on www.votepal.com).

PROPOSAL NO. 8 STOCKHOLDER PROPOSAL ON CONFIDENTIAL
SHAREHOLDER VOTING--RECOMMEND A VOTE FOR PROPOSAL 8. (Please click on smith04aagproposal.pdf to read a complete archive of this proposal on www.votepal.com).

PROPOSAL NO. 9 STOCKHOLDER PROPOSAL ON REPORTING EMPLOYEE
STOCK OWNERSHIP--RECOMMEND A VOTE FOR PROPOSAL 9. (Please click on paine04aagproposal.pdf to read a complete archive of this proposal on www.votepal.com).

PROPOSAL NO. 10 STOCKHOLDER PROPOSAL ON CUMULATIVE VOTING--
RECOMMEND A VOTE FOR PROPOSAL NO. 10. (Please click on flinn04aagproposal.pdf to read a complete archive of this proposal on www.votepal.com).

XII. TWO SHAREHOLDER PROPOSALS THAT DID NOT APPEAR IN THE
COMPANY-AAG'S PROXY STATEMENT BUT NEVERTHELESS WERE PROPOSED:

The Company-AAG submitted no-action letter requests to the S.E.C. on both (which we provide below including a link to an archive of the entire 2003/2004 history of the proposals). To the best of our understanding, the S.E.C. concurred and granted the Company-AAG's request to exclude. However, in our opinion, this does not preclude us from presenting these proposals to you in our Proxy Statement for your consideration and vote. These are precatory (nonbinding) proposals; nevertheless this allows you an opportunity to express your opinions on these issues to allow ample latitude for them to be functionally implemented.

XII.a. NEW ELECTION STANDARD: LIMITING ELECTIONEERING EXPENSES
REGARDLESS WHO RUNS FOR THE BOARD (click on nemo04aagproposal.htm on www.votepal.com).

No. 11--New Election Standard:  Limiting Electioneering
Expenses Regardless Who Runs For The Board

Resolved: Shareholders propose that our board of directors amend the Bylaws to establish a New Election Standard, which will protect the shareholders' treasury and limit expenses of director elections regardless who runs for board seats.

Horizon Air Captain Steve Nieman submits this proposal. He can be contacted toll free at 1-866-286-8387 (1866-2voteus) or through www.votepal.com.

The present standard to nominate candidate(s) to the board is simply that stockholders be "registered shareholders." The New Election Standard would establish a new category which adds the following stipulation: Shareholders who are not trying to take control of the board of directors, and own $2,000 of stock for one year through the election will be entitled to nominate. Their nominees' names and other information will be printed in the Company's Proxy Statement and on ballot cards in the same size and space afforded management nominees, and will be sent to shareholders of the Company.

Further, the Company should not pay for, nor reimburse the expense of, any additional proxy solicitation, re-solicitation or electioneering by, or on behalf of, incumbents' or challengers' nominees, regardless the outcome of the election.

Furthermore, no nominee should] be eligible for election on whose behalf there has been spent an amount of money which exceeds a match of the per-candidate expense of a universal director election section in the annual Proxy Statement, and a universal proxy card. This could ensure that elections at our Company take place on a level playing field where no candidate receives preferential treatment at the expense of the shareholders.

Supporting Statement

Such a New Election Standard is meant to emulate the existing SEC standard for shareholder proposals. This New Election Standard should be designed to curtail the "blank check" electioneering of the shareholder treasury when incumbent management nominees' are challenged.

It could voluntarily create a "universal candidate" section in the Company's Proxy Statement, and a "universal ballot" for a proxy card which would contain all nominees for shareholders to choose from.

The shareholders already pay all the electioneering costs of incumbent nominees. The shareholders' treasury pays for management nominee's printing, handling and mailing of all campaign materials in the Company's proxy statement and proxy card, which satisfies legal requirements.

However in contested elections, it permits unlimited additional electioneering costs by management nominees, such as duplicative solicitation, mailing, telephoning and traveling expenses (to meet with selected shareholders), which again comes from the shareholders' treasury. Such expenses can add tens of thousands of dollars to election costs. At some companies, campaigns have cost shareholders millions of dollars, such as what happened at recent contested elections at El Paso Gas, Corp. and Computer Associates, Intl.

Currently, there is no limit as to how much of the shareholders treasury can be spent to elect incumbent management nominees, or defeat deep-pocketed challengers whose interests might only be raiding the corporation's assets.

When challengers win, common practice has been that they, too, seek reimbursement of expenses from stockholders, thereby forcing the shareholders to pay for both campaigns. Regardless how the SEC reforms proxy rules, there must be safeguards to protect shareholder investment from the potential disruption of contested elections.

Limit Electioneering Expenses Regardless Who Runs For The
Board: Request the current board act to create a New Election
Standard at our Company--Vote Yes On No. 11

~*~*~*~*~*~*~*~*~*~*~~*~*~*~*~*~*~*~*~*~*~*~*~*~*~*~*~*~*~*~*

XII.b. TRUTH OR CONSEQUENCES WHEN BOARD IGNORES MAJORITY VOTES click on dayton04aagproposal.htm on www.votepal.com).

No. 12--Truth Or Consequence When Board Ignores Majority Votes

Resolved: Shareholders propose the Board of Directors amend the Bylaws and implement policy to communicate to shareholders regarding winning shareholder proposals, as well as disclose which directors oppose the wishes of the majority. To hold directors accountable who oppose majority votes, shareholders suggest implementing a new policy generally embodied in the following suggestions:

If the board has failed to positively and credibly act on majority votes within three (3) months of the Shareholders Meeting, the Lead Independent Director would write a letter to all shareholders disclosing why the board failed to act, including information on all director voting regarding the fulfillment of the majority wishes of the stockholders.

Additionally, within six (6) months of the Shareholders
Meeting, the number of seats on the board would increase by the total number of majority votes. Proponent(s) of those winning majority votes, or their designee(s), would then be appointed to the board. This could temporarily increase the number of directors.

At the next regularly scheduled meeting of the shareholders, the newly-appointed director(s) would appear in the Proxy
Statement, on ballot cards and in all Company proxy materials as a candidate(s) for permanent election to the board.

Following the confirmation, the board would vote to remove an equal number of directors, none of which may be a newly-confirmed director(s).

Horizon Air Spokane, WA Communications Agent Terry K. Dayton submits this proposal. He can be contacted toll free 1-866-
286-8387 (1866-2voteus) or via www.votepal.com.

Supporting Statement

Shareholders should have the right to know, which allows them to attempt to replace, directors who are not receptive to majority votes. Currently, our Company has no procedure to disclose lack of action regarding majority votes, or hold directors accountable who claim their duty rises above the majority. These procedures would ensure that there is a consequence for the management of the Company failing to clearly, and in a timely manner, communicate with the shareholders about the results of the voting, especially majority votes, and how the desires of the shareholders expressed in such votes may be acted upon in a constructive manner.

Over the last four years, the management of our Company has opposed all shareholder proposals, eight of which have won majority votes. To the best of our knowledge, in all cases it has failed to effectively act, employ or even disclose why it has not responded to the consensus of the shareholders expressed in the votes on these proposals.

In our opinion, good communication and a willingness to work with various corporate stakeholders has a positive impact on shareholder investment, market value of the stock price and overall Company harmony. Continued resolve to ignore majority votes promotes volatility, depresses stock price and invites corporate raiders to commence destructive takeovers merely to pick up assets at a discount of the true value of a Company.

Corporate boards have fiduciary duties to stockholders. Yet, without reasonable enforcement mechanisms as suggested in this proposal, the Company's Bylaws and Articles of Incorporation won't reflect these responsibilities.

Because of a continuing pattern of ignoring] majority votes, we believe we cannot afford to wait any longer for time-consuming deliberations by the S.E.C. to reform proxy rules. We have the right to act in our own best interests now!

When Majority Votes are Ignored:  Pay The Consequences--Vote
Yes On No. 12

XIII. CONCLUDING REMARKS OF THE CHALLENGERS

All the Company-AAG Shareholders--You want to know our opinion of the real story behind the management team running Alaska Airlines and Horizon Air? We urge and encourage you all to closely examine the full record as contained in the archives of all ten shareholder proposals published on www.votepal.com.

Wise men say a picture is worth a thousand words. We can't post artwork via the S.E.C.'s EDGAR electronic filing system, but we can let the words paint a picture of the dedication of this management team, in our opinion, to exclude and disregard any and all input by shareholders, most disheartening, its employee shareholders.

To properly protect your investment in the Company-AAG, we believe you should take the time to research the record we have compiled in the archives published at www.votepal.com, and also available at numerous other publicly-accessible websites such as www.sec.gov, www.sec.gov/edgar and www.secinfo.com.

In our opinion, the writing is on the wall for all AAG stockholders to behold. We cannot believe rational investors in the Company-AAG will endorse this type of management and leadership philosophy that keeps shareholders in the dark and obstructs their attempts to participate in how their investments might be protected.

WE URGE YOU TO REVIEW THE ENTIRE RECORD. WE BELIEVE THAT YOU HAVE THE UNDENIABLE RIGHT TO THE TRUTH FROM AN OPPOSING VIEWPOINT. This full record rings the bell, and no matter how hard some might wish to unring it, we have captured the vibrations in public records, so that all might investigate and become more enlightened before voting for who sits on this board.

In our opinion, we ask: How much longer will the management of the Company-AAG be allowed to assert their callous disregard for the true owners of these corporations--the stockholders?!

XIV. PROXY CARD

The filling out with the required and necessary personal information and submission of this Proxy Card is voluntary.

Voter Control Number _______________________________________

(bold)The undersigned hereby appoints Steve Nieman and Richard Foley proxy, with full power of substitution, to vote with the same force and effect as the undersigned at the Annual Meeting of the Stockholders of the Alaska Air Group, Inc. to be held at the William M. Allen Theater at The Museum of Flight, 9404 E.
Marginal Way South, Seattle, Washington at 2 p.m. on May 18,
2004, and any adjournment or postponement thereof, upon the matters set forth herein and upon such other matters as may properly come before the meeting, all in accordance with the notice and accompanying proxy statement for said meeting, receipt of which is acknowledged(bold).

(THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE
UNDERSIGNED.) This proxy, when properly executed, will be voted in the manner directed herein. Please date, sign and send your proxy card back today.

(bold)When completed and signed, this proxy/voting instruction form will be voted as you have directed. If no direction is given, it will be voted FOR ALL OF THE CHALLENGER NOMINEES (nominee numbers (01)/(02)/(03)/(04) in Proposal 1, AGAINST Proposal 2 and FOR Proposals 3 through 12(bold).

You may vote FOR or you may WITHHOLD authority to vote for each nominee for director.

Proposal No. 1: Election of Directors--Nominees:

(01) Richard D. Foley (02) Stephen Nieman (03) Robert C.
Osborne, MD (04) Terry K. Dayton (05) William S. Ayer (06)
Dennis F. Madsen (07) R. Marc Langland and (08) John V.
Rindlaub

FOR ________________________________________________________

____________________________________________________________

WITHHOLD
____________________________________________________________

_____________________________________________________________


THE FULL DETAILS OF THE FOLLOWING SHAREHOLDER PROPOSALS CAN BE
FOUND IN THE COMPANY-AAG'S APRIL ___, 2004 DEFINITIVE PROXY
STATEMENT BEGINNING ON PAGE 39 AND RUNNING THROUGH PAGE 56.

You may vote FOR or AGAINST or ABSTAIN on the shareholder proposals. If you ABSTAIN from voting on any proposal, the abstention has the same effect as a vote against such proposal.

FOR / AGAINST / ABSTAIN No. 2 BOARD PROPOSAL TO APPROVE THE
AAG, INC.'S 2004 LONG-TERM INCENTIVE EQUITY PLAN/ / / / / /
Recommend vote AGAINST Proposal 2. If no direction is given, the proxy will be voted AGAINST Proposal 2.

FOR / AGAINST / ABSTAIN No. 3 STOCKHOLDER PROPOSAL ON SIMPLE-
MAJORITY VOTE/ / / / / / Recommend vote FOR Proposal 3. If no direction is given, the proxy will be voted FOR Proposal 3.

FOR / AGAINST / ABSTAIN No. 4 STOCKHOLDER PROPOSAL ON
STOCKHOLDERS RIGHTS PLAN/ / / / / / Recommend vote FOR
Proposal 4. If no direction is given, the proxy will be voted
FOR Proposal 4.

FOR / AGAINST / ABSTAIN No. 5 STOCKHOLDER PROPOSAL ON SHARES
NOT VOTED NOT COUNTED/ / / / / / Recommend vote FOR Proposal
5. If no direction is given, the proxy will be voted FOR
Proposal 5.

FOR / AGAINST / ABSTAIN No. 6 STOCKHOLDER PROPOSAL ON LEAD
INDEPENDENT DIRECTOR/ / / / / / Recommend vote FOR Proposal 6.
If no direction is given, the proxy will be voted FOR Proposal
6.

FOR / AGAINST / ABSTAIN No. 7 STOCKHOLDER PROPOSAL ON AN
INDEPENDENT BOARD CHAIRMAN/ / / / / / Recommend vote FOR
Proposal 7. If no direction is given, the proxy will be voted
FOR Proposal 7.

FOR / AGAINST / ABSTAIN No. 8 STOCKHOLDER PROPOSAL ON
CONFIDENTIAL VOTING/ / / / / / Recommend vote FOR Proposal 8.
If no direction is given, the proxy will be voted FOR Proposal
8.

FOR / AGAINST / ABSTAIN No. 9 STOCKHOLDER PROPOSAL ON
REPORTING EMPLOYEE STOCK OWNERSHIP/ / / / / / Recommend vote
FOR Proposal 9. If no direction is given, the proxy will be voted FOR Proposal 9.

FOR AGAINST ABSTAIN No. 10 STOCKHOLDER PROPOSAL ON CUMULATIVE
VOTING/ / / / / / Recommend vote FOR Proposal 10. If no direction is given, the proxy will be voted FOR Proposal 10.

FOR / AGAINST / ABSTAIN No. 11 STOCKHOLDER PROPOSAL ON NEW ELECTION STANDARD: LIMITING ELECTIONEERING EXPENSES REGARDLESS WHO RUNS FOR THE BOARD/ / / / / / Recommend vote FOR Proposal
11. If no direction is given, the proxy will be voted FOR
Proposal 11.

FOR / AGAINST / ABSTAIN No. 12 STOCKHOLDER PROPOSAL ON TRUTH
OR CONSEQUENCES WHEN BOARD IGNORES MAJORITY VOTES/ / / / / /
Recommend vote FOR Proposal 12. If no direction is given, the proxy will be voted FOR Proposal 12.

*Note* In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or at any adjournments or postponements thereof.
PLEASE SIGN, DATE AND RETURN TODAY.

DATE _______________, 2004

Signature ____________________________________________________

Signature ____________________________________________________

Title(s) ___________________________

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.